VIA EDGAR

June 24, 2025

Kalkidan Ezra, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Ms. Ezra,

This response is provided on behalf of WisdomTree Trust (the “Registrant”) with respect to Staff comments received orally on June 6, 2025 regarding the Registrant’s Post-Effective Amendment (“PEA”) No. 935, which was filed with the U.S. Securities and Exchange Commission on April 25, 2025, to reflect a revised name, investment objective, and related principal investment strategies of the WisdomTree Japan Hedged SmallCap Equity Fund (the “Fund”). The Staff’s comments and the Registrant’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the PEA No. 935.

General Comments and Responses

1.	Comment: Please provide your responses to the Staff’s comments and an accompanying redlined Prospectus and Statement of Additional Information (“SAI”) no later than five business days before the effective date of the Fund’s registration statement.

Response: The Registrant confirms that this correspondence and accompanying redlined Prospectus and SAI will be provided to the Staff five business days before the effective date of the Fund’s registration statement.

2.	Comment: The Staff requests that the Registrant update all material or otherwise missing, incomplete or omitted information in the Fund’s Prospectus and SAI.

Response: The Registrant confirms that all missing information will be included in the Fund’s effective registration statement.

Prospectus Comments and Responses

3.	Comment: Please describe supplementally the rules that govern the Index Provider’s determination that a particular issuer will potentially benefit from geopolitical and global policy shifts. Additionally, please describe supplementally the objective factors or criteria that govern the selection of constituents.

Response: The index methodology for the Fund provides that 15-33% of the Index will be allocated to securities that have exposures to thematic opportunities from developments in the geopolitical space, technology trends, and macro-economic conditions. The Index Provider determines whether a particular issuer will potentially benefit from geopolitical and global policy shifts by considering several qualitative and quantitative factors, including revenues generated from non-Allied countries1 and management commentary related to geopolitics. Eligible companies must have exposure to geopolitical events, fiscal and monetary policy shifts, innovative solutions, or shifting consumer preferences as determined by the Index Committee.

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1 A non-Allied country is any country that is not an Allied country. Allied countries include: (i) member countries of the North Atlantic Treaty Organization (“NATO”); (ii) Major Non-NATO Allies (as designated by the U.S. State Department); (iii) Mexico (due to its inclusion in the United States-Mexico-Canada Agreement); and (iv) India (due to its inclusion in the Quadrilateral Security Dialogue).

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

4.	Comment: Please explain supplementally why the reference to Japan was removed from the first prong of the “Principal Business Activities” criteria set forth in the third paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus.

Response: The reference to Japan will be reincluded in the first prong of the “Primary Business Activities” criteria. Accordingly, the applicable language in the third full paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus is revised as shown below (new language appears in bold).

(i) conduct its Primary Business Activities in Japan and list its shares on the Tokyo Stock Exchange;

5.	Comment: Please disclose how the holdings allocated to each Thematic Opportunities (formerly, Thematic Ideas) subcategory are weighted.

Response: The Index Committee will have discretion, within the parameters described in the Index methodology and herein, to allocate constituents to each of the “Thematic Opportunities” subcategories and to determine the weights of each constituent allocated to each subcategory. The constituents allocated to each “Thematic Opportunities” subcategory will be determined by using as guidelines references to a company’s exposure to geopolitical and global policy shifts in its company description, Annual Report, Form 10-K or equivalent report, earnings call transcripts, patent submissions, news and press releases, as well as exposure to relevant industry classifications. The Index Committee will use these resources to allocate eligible companies into one of four of the following categories: 1) geopolitical events (approximately 25-50% to this category), 2) fiscal and monetary policy shifts (approximately 5-25% to this category), 3) innovations in technology (approximately 5-25% to this category), or 4) shifting consumer preferences (approximately 5-15% to this category).

6.	Comment: Please explain the Index rule that governs the allocation of constituents to each of the Thematic Opportunities subcategories, how such determinations are made and by reference to what objective factors.

Response: Please see the response to Comment 5 above.

7.	Comment: With respect to the “Strategic Holdings” category, please disclose the potential risks associated with an index strategy that relies on publicly available regulatory filings that may lag behind the most current investments of Berkshire Hathaway.

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

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Response: The Registrant has revised paragraph (i) of the fourth paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus as shown below (new language appears in bold).

Strategic Holdings: 0-45% of the Index will be allocated to securities of Japanese companies that are or have recently been strategic holdings of Berkshire Hathaway Inc. (“Berkshire Hathaway”) (i.e., companies for which Berkshire Hathaway owns or owned more than 5% of the shares outstanding) on the Index screening date as evidenced by publicly available regulatory filings.

8.	Comment: Please explain the Index rule that governs the determination that an issuer is “positioned to benefit from geopolitical considerations.”

Response: According to the Index Provider, a company positioned to benefit from geopolitical considerations derives incremental revenue from increased defense spending, shifting geography of supply chains, U.S. trade policy changes, and other geopolitical events that can lead to shifts in the global power structure and economic policies.

9.	Comment: In the sixth full paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus, please consider including appropriately tailored risk disclosure regarding foreign currency risk.

Response: The Registrant has revised the sixth full paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus as shown below (new language appears in bold and removed language is stricken).

The Index constituents are denominated in Japanese yen. As a result, the Fund’s investments in the constituents subject it to currency risk, which includes the risk that the Fund’s net asset value could decline if the Japanese yen depreciates against the U.S. dollar. The Index Committee seeks to mitigate ~~manage~~ such ~~the Index’s~~ currency risk by dynamically hedging currency fluctuations in the relative value of the Japanese yen against the U.S. dollar, ranging from a 0% to 100% hedge. The Index Committee will determine if a currency hedge will be implemented in the Index based on the signals described below.

10.	Comment: Please confirm supplementally that the currency hedging part of the Index construction is as implied by the disclosure. Also, identify supplementally the Index rule that governs the Index hedge, including the rule that determines the hedge range from 0 to 100%.

Response: The Registrant confirms that the currency hedging part of the Index construction is as implied by the disclosure included. As disclosed in the Index Methodology, the Index Committee will use the following four signals to determine if a currency hedge will be implemented (up to 100%): 1) momentum, 2) interest rate differentials, 3) geopolitical events and fiscal & monetary shifts, and 4) time-series momentum. Momentum will focus on whether the Japanese yen is depreciating versus the U.S. dollar. Interest rate differentials will focus on the difference in interest rates, as implied in one month FX forwards, between each currency and the U.S. dollar. Geopolitical events and fiscal & monetary policy shifts will focus on geopolitical considerations including, but not limited to, supply chain changes, tax policies, defense spending and alliances, trade and tariff policies, central bank mandated changes in interest rates, different fiscal spending programs, and currency and policy interventions. Time-series momentum will focus on overall broad trends in the U.S. dollar.

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

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11.	Comment: Please clarify supplementally how the weightings of the Index constituents are determined and provide a detailed explanation of the index weighting methodology.

Response: As disclosed in the “Principal Investment Strategies of the Fund” section of the Prospectus, Index constituents will be weighted according to shareholder yield, liquidity, market capitalization, and relevance to one of the four trends described in the Prospectus. More specifically, the constituents will be weighted by multiplying their free float market capitalization by the thematic intensity score assigned to them during the eligibility determination process subject to, at each rebalance, a 5% per constituent cap and, if applicable, a liquidity adjustment when a security’s trading volume is below the required minimum.

12.	Comment: Please include updated 2024 performance information in the “Fund Performance” section of the Prospectus.

Response: The Registrant confirms that updated 2024 performance information will be included in the “Fund Performance” section of the Prospectus in the Fund’s next PEA.

If you have any questions regarding this correspondence, please do not hesitate to contact me at (917) 267-3855.

Sincerely,

/s/ Joanne Antico
Joanne Antico, Esq.
Chief Legal Officer and Secretary, WisdomTree Trust

cc:	Angela Borreggine, Esq. (WisdomTree Trust)

Laura E. Flores, Esq. (Morgan, Lewis & Bockius LLP)

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

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